Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

 THIS IS AN ANNOUNCEMENT UNDER RULE 2.4 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE " TAKEOVER CODE") AND IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE TAKEOVER CODE. THERE CAN BE NO CERTAINTY THAT SUCH AN OFFER WILL BE MADE, NOR AS TO THE TERMS ON WHICH ANY OFFER MIGHT BE MADE.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED IN EU REGULATION NO. 596/2014 AND IS IN ACCORDANCE WITH THE COMPANY'S OBLIGATIONS UNDER ARTICLE 7 OF THAT REGULATION.

20 April 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Strategic Review Update including Formal Sale Process

Appointment of Noble Capital Markets, Inc. (“Noble”)

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines announces an update to the previously announced strategic review and the appointment of Noble as an adviser.

On 31 March 2020 the Company announced that, as part of an ongoing strategic review prompted by prevailing conditions in the capital markets and an inability to raise additional capital, the Board had reluctantly decided to terminate further in-house development of MTD201 and close down its MTD201 dedicated manufacturing facilities in Bilbao and offer redundancy to five employees in the UK.

The Board is open to considering all options for extracting value from its technologies. These include partnering its clinical stage assets; MTD201 (for acromegaly, NET), MTX110 (for childhood brain cancers) and MTX114 (for psoriasis) and/or partnering existing and upcoming proof of concept formulations. The Board would also consider partnering or selling one or more of its technologies, or selling the Company by way of a 'formal sale process' (as referred to in Note 2 on Rule 2.6 of The City Code on Takeovers and Mergers (the "Takeover Code")).

The Board has appointed Noble as its financial advisor to advise the Company in the search for partners and/or potential acquirors. Noble is a full-service investment bank focused on the small-cap healthcare sector based in Boca Raton, Florida with 35 years experience supporting emerging growth companies.

The Company confirms that while it or its advisers have received initial enquiries from certain parties, it is not in discussions with any potential offeror at this time and nor has the Company been in receipt of any approaches from any potential offeror at the date of this announcement.

There can be no certainty that this process will result in an offer for the issued and to be issued share capital of the Company or any form of transaction or other development for Midatech, or the terms and timing of such matters.

Formal Sale Process

One of the options that will be considered in the strategic review is a sale of the Company.  The Takeover Panel has agreed that any discussions with third parties may be conducted within the context of a formal sale process under the Takeover Code to enable conversations with parties interested in making a proposal to take place on a confidential basis.  Accordingly, the Takeover Panel has granted a dispensation from the requirements of Rules 2.4(a), 2.4(b) and 2.6(a) of the Takeover Code such that any interested party participating in the formal sale process will not be required to be publicly identified under Rules 2.4(a) or 2.4(b) as a result of this announcement and will not be subject to the 28-day deadline referred to in Rule 2.6(a) of the Takeover Code for so long as it is participating in the formal sale process.

The Board has appointed Noble as its financial adviser with regards to the strategic review and formal sale process and Panmure Gordon (UK) Limited as financial adviser for the purposes of Rule 3 of the Takeover Code.

Any interested party wishing to participate in the formal sale process should contact Noble (contact details as set out below).

It is currently expected that any interested party wishing to participate in the formal sale process will, at the appropriate time, be required to enter into a non-disclosure agreement with Midatech on terms satisfactory to the Board and on the same terms, in all material respects, as other interested parties, before being permitted to participate in the process.  Following execution of such an agreement, the Company intends to provide interested parties with certain information on the Group's business, following which such parties will be invited to submit their proposals to the Company via Noble. It is the Board's current intention to complete the strategic review by third quarter 2020 and further announcements regarding timings for the formal sale process will be made when appropriate.

Shareholders are advised this is not a firm intention to make an offer under Rule 2.7 of the Takeover Code and there can be no certainty that any offers will be made as a result of the formal sale process, that any sale or other transaction will be concluded, nor as to the terms on which any offer or other transaction may be made.

The Board reserves the right to alter any aspect of the process as outlined above or to terminate the process at any time and, in such cases, will make further announcements as appropriate.  The Board also reserves the right to reject any approach or terminate discussions with any interested party at any time.

Following this announcement, the Company is now considered to be in an "offer period" as defined in the Takeover Code, and the dealing disclosure requirements listed below will apply

A further announcement regarding timings for the formal sale process will be made in due course.

Commenting, Stephen Stamp, CEO and CFO said “We need to evaluate all available options for extracting maximum value from Midatech’s platform technologies. I am confident that Noble is the ideal partner to help us do that for the benefit of all stakeholders”.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500 Noble Capital Markets, Inc. (M&A adviser) Michel Gouy, Tel. +43 664 230 2910 Wolfgang Stoiber Tel. +1 978 697 9753 mgouy@noblelsp.com / wstoiber@noblelsp.com
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Joseph Green/ Laine Yonker Tel: (646) 653-7030/ 7035 jgreen@edisongroup.com/ lyonker@edisongroup.com

Publication on website

A copy of this announcement will be made available (subject to certain restrictions relating to persons resident in restricted jurisdictions) on the Company's website at www.midatechpharma.com in accordance with Rule 26.1 of the Code by no later than 12 noon (London time) on 21 April 2020. For the avoidance of doubt, the content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

 Rule 2.9 Disclosure

In accordance with Rule 2.9 of the Takeover Code, Midatech confirms that, as at the date of this announcement, it has 23,494,981 ordinary shares with par value £0.001 in issue with International Securities Identification Number GB00BKT14T00.

 Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Takeover Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Additional information

Panmure Gordon (UK) Limited ("Panmure”), is authorised and regulated by the Financial Conduct Authority in the United Kingdom. Panmure is acting as financial adviser in relation to the Code exclusively for Midatech and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than Midatech for providing the protections afforded to clients of Panmure or its affiliates, or for providing advice in relation to the contents of this announcement or any other matter referred to herein.

About Noble Capital Markets, Inc.

Noble Capital Markets (“Noble”) is a research-driven boutique investment bank that has supported small & micro-cap companies since 1984. As a FINRA and SEC licensed, broker-dealer Noble provides institutional-quality equity research, merchant and investment banking, wealth management, and order execution services. Noble Life Science Partners, a division of Noble Capital Markets, Inc. combines industry and scientific knowledge to provide our clients with value-added research, advisory, licensing, M&A, and investment and merchant banking services. The Scientific Advisory Board (SAB) was formed for the overall objective of being instrumental and impactful in the growth and expansion of platform through highly focused, in-depth, and substantive advice with regards to new discoveries, technologies, products, services, new developments/trends in the Medical/Biotechnology/Pharmaceutical Industry worldwide.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the strategic review and formal sale process.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.